03012351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR 0 3 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2002 (MM/DD/YY) **AND ENDING** December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HMC Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue, Suite 2800
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Luce (212) 521-6970
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, **Michael D. Luce**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **HMC Securities, LLC**, as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

HMC Securities, LLC
By: HMC Convertible Arbitrage Offshore Manager, LLC
its Managing Member

Signature

Michael D. Luce, President & COO

Title

MY COMMISSION EXPIRES NOVEMBER 1, 2006

Notary Public Alabama State at Large

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplemental Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HMC Securities, LLC

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Member of HMC Securities, LLC

We have audited the accompanying statement of financial condition of HMC Securities, LLC (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HMC Securities, LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 19, 2003

HMC Securities, LLC

Statement of Financial Condition

December 31, 2002

Assets		
Due from broker	$	255,511
Investments in securities, at market value		71,477,063
Options purchased, at market value		26,019,650
Interest and dividends receivable		270,259
Other assets		20,000
Total assets	$	98,042,483
Liabilities and member's equity		
Due to broker	$	2,568,348
Securities sold, not yet purchased, at market value		56,758,210
Options written, at market value		5,221,782
Interest and dividends payable		895,746
Total liabilities		65,444,086
Member's equity		32,598,397
Total liabilities and member's equity	$	98,042,483

See notes to statement of financial condition.

HMC Securities, LLC

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

HMC Securities, LLC (the "Company") was formed under the laws of the state of Delaware as a limited liability company and commenced operations on December 1, 2002. The Company is registered as a broker-dealer with the Securities Exchange Commission and is a member of the Archipelago Exchange. The Pacific Stock Exchange is the regulator of the Archipelago Exchange. The Company is a wholly owned subsidiary of Harbert Convertible Arbitrage Master Fund, Ltd. (the "Fund"), a Cayman Island exempted company that serves as the master fund in a "master-feeder" fund structure. The Fund will invest substantially all of its assets in the Company. The Company will only trade for its own account and will not engage in retail business or in market making.

Prior to December 1, 2002, Harbert Convertible Arbitrage Fund, L.P. invested directly in convertible securities. Effective December 1, 2002, Harbert Convertible Arbitrage Fund, L.P. contributed all of its assets and liabilities to the Fund which in turn contributed such assets and liabilities to the Company.

The investment manager of the Company is HMC Convertible Arbitrage Offshore Manager, L.L.C. (the "Investment Manager"), a Delaware limited liability company registered with the Commodities Futures Trading Commission.

The Company's investment objective is to achieve superior, risk-adjusted total rates of return in a market-neutral strategy by investing in a diversified portfolio of convertible securities. The Company's performance is designed not to be correlated with any changes in the equity, bond, currency or commodity markets. The Investment Manager's focus will be to hedge different components of convertible securities in various markets as a result of extensive credit work, the trading volatility and overall expertise in evaluating the complex terms involved in convertible securities. The investment strategy may also include inter-capital structure arbitrage of corporations. The portfolio will also include long and short positions in a variety of securities, including convertible securities, equities, options, futures and other instruments used to hedge interest rate exposure and credit risk.

The Company shall continue until December 31, 2032 and thereafter from year to year, unless dissolved before such date in accordance with the provisions of the Company Agreement.

2. Significant Accounting Policies

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. The following is a summary of the significant accounting and reporting policies:

Investment Transactions

The Company records its securities transactions on a trade date basis.

Valuation of Securities Owned and Securities Sold, Not Yet Purchased

Equity securities are valued at their last sales price, or if no sales occurred on such day, at the "bid" price if held long and at the "asked" price at the close of business on such date if sold short. Convertible bonds and all other convertible securities that are freely transferable are valued at the mean of the bid and asked prices on such instruments as quoted by major securities dealers at the close of business on such date. Listed equity options, whether long or short, are valued at the mean of the bid and asked prices at the close of business on such day; provided, however, that such value is not less than the intrinsic value of the option. Notwithstanding the foregoing, if in the reasonable judgment of the Investment Manager, at its sole discretion, the listed price for any securities held in a block position by the Company does not accurately reflect the value of such securities, the Investment Manager may value such securities at a lower price. All other assets and liabilities of the Company are valued in a reasonable manner determined by the Investment Manager, in good faith.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities that qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" approximates the carrying amounts presented in the statement of financial condition.

Income Taxes

No Federal, state or local income taxes have been provided because the Company is not subject to taxation. Federal, state and local income taxes, if any, are the responsibility of the investors of the Fund.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States may require the Investment Manager to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

3. Due from/to Broker

Due from/to brokers consist primarily of cash balances with the Company's clearing brokers and the amounts receivable or payable for securities transactions that have not yet settled at December 31, 2002. Proceeds from securities sold, not yet purchased are restricted until the securities are purchased.

4. Risk Management

In the ordinary course of business, the Investment Manager manages a variety of risks including market risk, credit risk and liquidity risk. The Investment Manager identifies, measures and monitors risk through various control mechanisms, including, but not limited to, trading limits and diversifying exposures and activities across a variety of instruments, markets and counterparties.

Market risk is the risk of potential adverse changes to the value of financial instruments because of changes in market conditions such as interest and currency rate movements and volatility in commodity or security prices. The Investment Manager manages its exposure to market risk through the use of risk management strategies and various analytical monitoring techniques that evaluate the effect of cash instruments and derivative contracts.

Credit risk is the risk that counterparties or debt issuers may fail to fulfill their obligations or that the collateral value becomes inadequate. The Company attempts to minimize its credit risk by monitoring the credit exposure with and the creditworthiness of counterparties, requiring additional collateral where appropriate.

4. Risk Management (continued)

Liquidity risk arises in the general funding of the Company's trading activities. It includes the risks of not being able to fund trading activities at settlement dates and liquidate positions in a timely manner at a reasonable price. The Investment Manager manages its liquidity risk by investing primarily in marketable securities.

5. Derivative Contracts

Derivative contracts include exchange-traded options. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure investments to economically match the investment objectives of the Company, as well as to limit certain risk.

The Company purchases or writes put and call options through listed exchanges. Options purchased by the Company provide the Company with the opportunity to purchase (call option) or sell (put option) the underlying asset at an agreed-upon value either on or before the expiration of the option. Options written by the Company provide the purchaser of the option the opportunity to purchase from or sell to the Company the underlying asset at an agreed-upon value either on or before the expiration of the option.

6. Financial Instruments with Off-Balance Sheet Risk or Concentrations of Credit Risk

In the normal course of its business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk. These financial instruments include securities sold, not yet purchased and written option contracts. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specified future dates. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market values of the securities underlying the financial instruments or fluctuations in interest rates, and index values may exceed the amounts recognized in the statement of financial condition.

Securities sold, not yet purchased represent obligations of the Company to make future delivery of specific securities and correspondingly, create an obligation to purchase the securities at prevailing market prices. As such, the future satisfaction of these obligations may be at amounts other than that recorded in the statement of financial condition. The ultimate gain or loss depends upon the prices at which the financial instruments are purchased to settle the Company's obligation under the sale commitment.

6. Financial Instruments with Off-Balance Sheet Risk or Concentrations of Credit Risk (continued)

Options written by the Company expose the Company to the market risk of an unfavorable change in the financial instrument underlying the written option. In many cases, the Company limits its risk by holding offsetting options or owning the securities that it would be required to sell.

7. Related Parties

The Investment Manager pays for certain overhead expenses of the Company including office space, furniture and fixtures, stationery, secretarial/administrative services, salaries, entertainment expenses, employee insurance and payroll taxes and the ongoing expenses related to raising additional capital for the feeder funds.

8. Net Capital Requirement

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission. The Company's minimum net capital requirement is the greater of 12-1/2% of aggregate indebtedness, as defined, or $100,000. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Also, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule. At December 31, 2002, the Company had net capital, as defined, of $8,466,392, exceeding requirements by $8,366,392.

9. Subsequent Events

Effective January 1, 2003 and February 1, 2003, the Company received capital contributions of $15,380,000 and $14,750,000, respectively, from the Fund.